[P&G LOGO]
                                         September 24, 1996

Dear Shareholder:

On August 30, 1996 we sent you a notice and proxy statement plus proxy card for the annual meeting of The Procter &
Gamble Company to be held on Tuesday, October 8, 1996.

As of this date your proxy card has not been received by the First National Bank of Boston, the Company's proxy tabulators for this year's meeting. If you have in fact already mailed your card, we thank you. If not, we hope you will do this now.

In case you have lost the original card and need a new one to respond at this time, we enclose a duplicate together with a return envelope addressed to The First National Bank of Boston. Thank you for your attention to this matter.

                                   THE PROCTER & GAMBLE COMPANY